EXHIBIT 99.16

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002

In connection with the annual report of Kinross Gold Corporation (the “Company”) on Form 40-F for the year ended December 31, 2008, Thomas M. Boehlert hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1.               The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.               The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2009	/s/ Thomas M. Boehlert
(Date)	Thomas M. Boehlert, Chief Financial Officer
(principal financial and accounting officer)